Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Under the Securities Exchange Act of 1934
Subject Company: Frontier Communications Corporation
Registration Statement No. 333-160789

The following letter to the editor appeared in the Charleston Gazette on April 21, 2010.

April 21, 2010

Mike Swatts: Telephone scare tactics

Comments about Frontier Communications and the Frontier-Verizon transaction in two recent opinion pieces simply do not square with the facts (“Verizon sale is too risky,” April 7, and “Verizon-Frontier deal bad for W.Va.,” April 18).

Frontier’s plan to acquire the local landline properties of Verizon in West Virginia and 13 other states will benefit consumers and businesses, our company and our employees.

Frontier is a Fortune 1000 company in the S&P 500 Index that wants to increase its presence in West Virginia, protecting and adding jobs, investing in the telecommunications infrastructure, and widely deploying broadband service.

Gary Zuckett, with the Citizens Action Group, compares Frontier to Verizon’s prior deals with FairPoint and Hawaiian Telcom, but his comparison falls short. Baseless assertions that Frontier is “a FairPoint,” or that the transaction will hurt 911 and other vital services, are irresponsible scare tactics that completely ignore the facts.

Frontier has committed to spending $279 million through 2013 on the Verizon infrastructure in West Virginia plus $48 million specifically targeted to broadband deployment if the Public Service Commission approves the transaction. Frontier has already made high speed Internet access available to 92 percent of its West Virginia customer base and continues to deploy the service.

Shannon Fink of the Communications Workers of America tries to cast doubt on Frontier’s financial strength and our ability to serve the customers we would acquire from Verizon. However, Mr. Fink’s criticisms are factually incorrect and do not reflect the true nature of the transaction.

For example, his claim that Verizon obtained the financing for the transaction on the basis of Verizon’s credit profile is simply wrong. As the CWA knows, just the opposite is true: The bonds were issued on the basis of Frontier’s credit profile.

Further, the proposed transaction will improve Frontier’s balance sheet, leaving us better prepared to serve our customers if the transaction is approved.

Similarly, Mr. Fink’s claim that the transaction “is opposed by the Public Service Commission” is incorrect. The PSC currently is reviewing the transaction, and we’re confident that -- when it reviews the comprehensive record in the case -- the commission will join seven other state commissions in approving it.

At Frontier, we take our values and our reputation to heart. We provide high-quality service and specialize in serving rural markets, small cities and suburban areas. We have been in business since 1935 and serve more than 2 million customers in 24 states. Once the transaction is completed, Frontier will be the fifth largest service provider in the country.

We are already the second largest provider in West Virginia, serving approximately 142,000 access lines and 48,000 high-speed Internet customers in 38 counties. We will serve the Verizon West Virginia customers with the same reliable systems currently available in the state, and many of the Verizon employees currently serving customers will continue to do so once the transaction is completed.

Frontier has the experience, financial strength and commitment that West Virginia deserves and needs. Let’s move ahead with a transaction that protects jobs and truly benefits West Virginians.

Swatts, of Bluefield, is general manager of Frontier Communications in West Virginia.

About Frontier Communications

Frontier Communications Corporation (NYSE: FTR) is a full-service communications provider and one of the largest local exchange telephone companies in the country serving rural areas and small and medium-sized towns and cities. Frontier is included in the S&P 500 Index. Frontier Communications offers telephone, television and Internet services, including wireless Internet data access, as well as bundled offerings, specialized bundles for small businesses and home offices, and data security solutions. Additional information about Frontier products and services is available at www.frontier.com. More information about the transaction with Verizon may be found at www.frontier.com/ir.

Additional Information and Where to Find It

This communication is not a substitute for the definitive prospectus/proxy statement included in the Registration Statement on Form S-4 that Frontier filed, and the Securities and Exchange Commission (the “SEC”) has declared effective, in connection with the proposed transactions described in the definitive prospectus/proxy statement. INVESTORS IN FRONTIER’S COMMON STOCK ARE URGED TO READ THE DEFINITIVE PROSPECTUS/PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. The definitive prospectus/proxy statement and other documents filed or to be filed by Frontier with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier, 3 High Ridge Park, Stamford, CT 06905-1390, Attention: Investor Relations.

Frontier’s stockholders approved the proposed transactions on October 27, 2009, and no other vote of the stockholders of Frontier or Verizon is required in connection with the proposed transactions.

Forward-Looking Language

This communication contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance.  Words such as “believe,” “anticipate,” “expect,” “intend” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  These risks and uncertainties are based on a number of factors, including but not limited to:  Our ability to complete the acquisition of access lines from Verizon; the failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the Verizon transaction; for two years after the merger, we may be limited in the amount of capital stock that we can issue to make acquisitions or to raise additional capital; our indemnity obligation to Verizon may discourage, delay or prevent a third party from acquiring control of us during the two year period following the merger in a transaction that our stockholders might consider favorable; the ability to successfully integrate Verizon’s local exchange business and related activities that we expect to acquire into Frontier’s existing operations; the effects of increased expenses due to activities related to the Verizon transaction; the ability to successfully migrate Verizon’s West Virginia operations from Verizon owned and operated systems and processes to Frontier owned and operated systems and processes; the risk that the growth opportunities and cost synergies from the Verizon transaction may not be fully realized or may take longer to realize than expected; the sufficiency of the assets to be acquired from Verizon to enable us to operate the acquired business; disruption from the Verizon transaction making it more difficult to maintain relationships with customers, employees or suppliers; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that we will not respond on a timely or profitable basis; reductions in the number of our access lines that cannot be offset by increases in High Speed Internet subscribers and sale of other products; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation; the effects of changes in the availability of federal and state universal funding to us and our competitors; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol

(VOIP) or otherwise); our ability to adjust successfully to changes in the communications industry and to implement strategies for improving growth; adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing; reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of changes in both general and local economic conditions on the markets we serve, which can affect demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; our ability to effectively manage our operations, operating expenses and capital expenditures, and to repay, reduce or refinance our debt; the effects of bankruptcies and home foreclosures, which could result in difficulty in collection of revenues and loss of customers; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2010 and beyond; declines in the value of our pension plan assets, which could require us to make contributions to the pension plan in 2011 and beyond; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes and our liquidity; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other natural disasters.  These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q, and the foregoing information should be read in conjunction with these filings.  We undertake no obligation to publicly update or revise any forward-looking statements or to make any other forward-looking statement, whether as a result of new information, future events or otherwise unless required to do so by securities laws.